Exhibit 99.104

CannTrust Announces Partnership with the Ontario Cannabis Retail Corporation to Supply a Wide
Range of Recreational Products

VAUGHAN, ON, Aug. 21, 2018 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX: TRST), one of Canada's leading licensed producers and most trusted brands of cannabis, announced today that the company has signed an agreement with the Ontario Cannabis Retail Corporation (OCRC), operating as the Ontario Cannabis Store (OCS), to supply a broad range of adult-use products from all three of the Company's new recreational cannabis brands – liiv, Xscape and Synr.g. The Company brings more than 40 years of pharmaceutical and healthcare experience to the cannabis industry and is applying this knowledge to its recreational cannabis products.

Beginning October 17, 2018, consumers will be able to purchase CannTrust's quality, standardized cannabis via an online retail platform provided by the OCS in a variety of formats. The agreement positions the company for rapid growth in the largest consumer market in Canada and expands on the Company's existing partnerships with provinces across the country, with more being finalized.

"We are thrilled that CannTrust has been selected as a trusted retail partner by the Ontario Cannabis Store, as a supplier of quality, standardized cannabis. The product variety in the agreement confirm that CannTrust is a key player in the recreational cannabis market. Our top-of-the-line greenhouse facility, processing operations and distribution network, all based in Ontario, ideally position us to grow rapidly to meet the demand within the province and across the country," says Brad Rogers, President, CannTrust.

CannTrust's agreement with the OCS features a wide range of products specifically developed for a variety of consumer preferences, including:

●	liiv: Popular strains designed for the experienced customer and available in dried flower, pre-rolled joints, oils and vegan capsules.
●	Xscape: Strains curated and named for specific experiences, like Flix 'N Chill, available in dried flower and pre-rolled joints.
●	Synr.g: Flavour-packed strains made for social moments and available in dried flower and pre-rolled joints.

All inventory will be grown at CannTrust's first-of-its-kind, perpetual harvest greenhouse facility in Niagara, Ontario. The facility is currently operating at an annualized output estimated at 50,000 kilograms and to meet projected demand, a new 600,000 sq. ft. expansion is already funded and underway. Once the Niagara facility is fully operational, output will more than double to in excess of 100,000 kilograms and will set new standards for cost effectiveness in the marketplace.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 200,000 sq. ft. Phase Two redevelopment is expected to be operational in the third quarter and the projected 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry's broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs. For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

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